

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2020

Alan Levande
Chief Executive Officer
Peridot Acquisition Corp.
2229 San Felipe Street, Suite 1450
Houston, TX 77019

> **Re: Peridot Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed September 4, 2020**
> **File No. 333-248608**

Dear Mr. Levande:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 4, 2020

Summary
Our Business Strategy, page 6

1.	We note your disclosure on page 6 that you believe that your management team's and Carnelian's reputation, experience and track record will make you a preferred counterparty for public and private companies participating in the Mitigation and Adaptation sector, and your reference on page 6 to the experience of Carnelian's management team in the energy, infrastructure, and renewables subsectors. We also note your disclosure that you believe both the Peridot and Carnelian teams have a strong understanding of investor expectations and market sentiment within the sector. Considering your intended focus on target opportunities and companies that eliminate or mitigate greenhouse gas emissions and/or enhance resilience to climate change, please clarify whether Carnelian has investment experience in this area. For example, it appears that all of Carnelian's current and realized investments highlighted on its public website are in the oil and gas industry. Please revise your disclosure as necessary to clarify the experience of Carnelian in pursuit of your intended target opportunities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Christian O. Nagler